April 17, 2006

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc.
Preliminary Schedule 14A
Filed on April 6, 2006
File No. 0-21743

Dear Ms. Jacobs:

This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff’s comments in the letter dated April 14, 2006 with respect to the Preliminary Schedule 14A filed April 6, 2006 by NeoMedia Technologies, Inc.

Schedule 14A

Proposal Three: Increase in Number of Authorized Shares of Common Stock

Comment 1:
Immediately following the second paragraph under “General Information,” quantify the potential aggregate dilutive effect on stockholders of the private placement transactions, the equity line transaction and all other arrangements you have pursuant to which you may issue common stock of the company.

Response:	We have revised the disclosure accordingly.

Prior Comment 6

Comment 2:	With regard to the sale of Series C preferred stock in the amount of $27 million, please disclose the aggregate number of shares issuable upon conversion of the preferred stock and warrants.

Response:	We have revised the disclosure accordingly.

Comment 3:
Regarding the $100 million Standby Equity Distribution Agreement, please expand the disclosure to describe the material terms of the March 30, 2005 transaction such as, for example, the $1million cash commitment fee, the amount at which the shares would be valued and the payment by you to Cornell at 5% of gross proceeds for each purchase.

Response:	We have revised the disclosure accordingly.

Comment 4:
You indicate that one of the purposes you have for increasing the number of authorized shares is to enable you to pursue additional strategic acquisitions. Revise to disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock to acquire additional businesses. If so, please disclose by including materially complete descriptions of the future acquisitions. If not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time to issue any of the additional authorized shares of common stock.

Response:	We have revised the disclosure accordingly.

Comment 5:	Please tell us and disclose if applicable the effect of an unfavorable vote on the proposal to increase the number of authorized shares of common stock in connection with the purposes listed on pages 8 and 9. Will a negative vote have any impact on the contractual obligations between you and Cornell Capital Partners?

Response:
Pursuant to the investment agreement entered into between NeoMedia and Cornell in connection with the sale of the Series C Preferred Shares, NeoMedia is required to reserve 100 million shares for conversion of the Series C Preferred Shares, and an additional 75 million for conversion of the warrants. NeoMedia is also required to effectuate an increase in its authorized shares on or before July 1, 2006, such that it has sufficient shares to reserve an additional 250 million shares for conversion the Series C Preferred Shares. Failure to increase the number of authorized shares constitutes an event of default under the investment agreement, at which time the principal and any accrued interest or dividends become immediately due and payable. Under an event of default, Cornell also has the right to immediately convert all outstanding Series C Preferred Shares. We have added this disclosure to page 10 of the filing.

Very truly yours,

/S/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director